SUTOR TECHNOLOGY GROUP LIMITED
No 8, Huaye Road, Dongbang Industrial Park
Changshu, People’s Republic of China 215534

May 13, 2009

John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sutor Technology Group Limited
Form 10-K for the year ended June 30, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 1-33959

Dear Mr. Cash:

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit Sutor’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 31, 2009 (the “SEC Letter”), providing the Staff’s comments with respect to the above referenced Form 10-K for the year ended June 30, 2008 (the “10-K”) and Form 10-Q for the quarter ended December 31, 2008 (the “10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the year ended December 31, 2008

General

1.
If any comment below requests disclosure or a revision in future filings, please provide to us on a supplemental basis a draft of the requested disclosure and/or revision.  Please also comply with all comments, to the extent applicable, in your future reports on Form 10-Q.

Sutor Response:  This letter sets forth the Company’s proposed responses to Staff comments in the SEC Letter to be included in future filings.  The Company will consider and, to the extent applicable, incorporate the Staff's comments in future filings

Cover Page

2.
We note the disclosure on the cover page that your common stock is registered pursuant to Section 12(b) of the Exchange Act.  In future filings, please also disclose the name of each exchange on which your common stock is registered.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Sutor Response:  We will disclose in our future filings that our common stock is listed on the Nasdaq Stock Market under the symbol “SUTR.”

Item 1A. Risk Factors, page 9

3.	In future filings, please provide a risk factor addressing your indebtedness, including the quantification of your aggregate indebtedness.

Sutor Response:  In future filings made at times when the Company has indebtedness outstanding in an amount that presents materials risks to our business operations or financial condition, we will include a risk factor addressing the risks associated with our indebtedness, which we expect would be substantially similar to the risk factor set forth below:

Our level of indebtedness may make it more difficult for us to fulfill all of our debt obligations and may reduce the amount of cash available for maintaining and growing our operations, which could have an adverse effect on our revenues.

Our total debt under existing loans to the Company as of [recent practicable date] was [$90.8 million].  This substantial indebtedness could impair our financial condition and our ability to fulfill all of our debt obligations, especially during a downturn in our business, in the industry in which we operate or in the general economy. Our indebtedness and the incurrence of any new indebtedness could (i) make it more difficult for us to satisfy our existing obligations, which could in turn result in an event of default on such obligations, (ii) require us to seek other sources of capital to finance cash used in operating activities, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or (vi) place us at a competitive disadvantage compared to competitors that have proportionately less debt.  If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us default on our debt service obligations and be subject to foreclosure on such loans.  Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

Liquidity and Capital Resources, page 26

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Financing Activities, page 27

4.
Please revise MD&A to include a comprehensive discussion of your liquidity.  Your disclosures should address the common sources of financing in China and should disclose and discuss the risks, uncertainties and potential consequences of funding your operations with short-term borrowings.  Additionally, we note that you intend to refinance your  bank loans when they come due.  Please address whether you expect to be able to easily refinance these loans, the terms you expect to get and if you are not able to refinance what impact that would have on your business.

Sutor Response:  In all of our future filings, we will revise our MD&A to include comprehensive discussions of our liquidity in a manner substantially similar to the discussion set forth below:

Our major sources of liquidity for the 2008 and 2007 financial years were borrowings through short-term bank and private loans and the issuance of our capital stock.  For the years ended June 30, 2008 and 2007, our operating activities used $34,969,414 and $28,556,487 of cash; therefore external sources of cash flows have been required and will likely continue to be required. At June 30, 2008, our total indebtedness under existing short-term loans was $130,504,380 and our long-term notes payable to principal shareholders totaled $7,099,998.

Short-term bank and private loans are likely to continue to be our key sources of liquidity for the foreseeable future, although in the future we may decide to raise additional capital by issuing shares of our capital stock in an equity financing.

Our liquidity and working capital may be affected by a material decrease in cash flow due to factors such as the continued use of cash in operating activities resulting from a decrease in sales due to the current global economic crisis, increased competition, decreases in the availability, or increases in the cost, of raw materials, unexpected equipment failures, or regulatory changes.  Please see the section entitled “Risk Factors” for a more complete description of risks affecting our business, liquidity, working capital and financial results.

A portion of our operations is funded through short-term bank loans.  As these loans become due, we may repay them in full at maturity or elect to refinance them.  We are exposed to a variety of risks associated with short-term borrowings including adverse fluctuations in fixed interest rates for short-term borrowings and unfavorable increases in variable interest rates, and potential inability to service our short term indebtedness through cash flow from operations and the overall reduction of credit in the current economic environment.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Our liquidity and working capital may also be affected by the substantial amount of our outstanding short-term loans, which represent our primary source of financing in China.  Depending on the level of cash used in our operating activities and the level of our indebtedness,  (i) it may become more difficult for us to satisfy our existing or future liabilities or obligations, which could in turn result in an event of default on such obligations, (ii) we may have to dedicate a substantial portion of our cash flows from borrowings to our operating activities and to debt service payments, thereby reducing the availability of cash for working capital and capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may become impaired, (iv) our ability to withstand a downturn in our business, the industry in which we operate or the economy generally may be diminished, (v) we may experience limited flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, (vi) we may find ourselves at a competitive disadvantage compared to competitors that have comparatively less debt.  If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us default on our debt service obligations and be subject to foreclosure on such loans.  Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

As some of our loans become due, we may elect to refinance, rather than repay, the indebtedness. However, there is no assurance that additional financing will become available on terms acceptable to us. We believe that we will have the ability to refinance our indebtedness when and if we elect to do so. While we currently are not in a position to know the terms of such refinancing, we expect to refinance our indebtedness at prevailing market rates on prevailing market terms.

5.	In future filings, please disclose any covenants or other restrictions, whether financial or otherwise, contained in the agreements relating to your indebtedness.

Sutor Response: In our future filings, we will disclose all covenants and restrictions relating to our indebtedness, as applicable.

6.
It appears that you incurred indebtedness during fiscal 2008 from a related party in the amount of $7.1 million.  In this regard, we note the disclosure in notes 6 and 7 to your financial statements.  In future filings, please ensure that you include a discussion of all indebtedness in this section.  We also note that this related party made additional loans to your company in the first and second quarters of fiscal 2009, neither of which is discussed in the liquidity and capital resources section of your Form 10-Q for the  quarters ended September 30, 2008 and December 31, 2008.  In future filings, please revise accordingly.

Sutor Response:  We will include a discussion of all indebtedness, including when applicable indebtedness with related parties, in the Liquidity and Capital Resources section of our future filings.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

7.
We note the reference to “expected additional credit facility” in the second paragraph below the table.  In future filings, please describe the facility in greater detail, including the material terms of the facility.

Sutor Response:  If we determine that there is a need to refinance capital through additional credit facilities, we will describe the material terms of such credit facilities in future filings.  As disclosed in our response to Comment 4 above, while we expect to refinance our existing bank loans, we do not know, at present, the terms of any potential credit facilities, but expect that such refinancing will be at prevailing market rates on prevailing market terms.

Critical Accounting Policies, page 28

8.
To the extent material, in future filings please include a discussion regarding the estimates required to determine your allowance for doubtful accounts and warranty reserves.  In future filings, please also include a roll forward of your allowance for doubtful accounts and warranty reserves as required in Rule 5-04 of Regulation S-X.

Sutor Response:  Currently, the Company does not have a standard warranty policy for its products and, accordingly, it is not required to account for, or maintain, warranty reserves.  We will include a roll forward of our allowance for doubtful accounts and, when and if applicable, warranty reserves as required by Rule 5-04 of Regulation S-X and, to the extent we determine it to be material, a discussion of the estimates required to determine our allowance for such items.   In future filings we will present the following table that discloses the metrics by which we determine our allowance for doubtful accounts in respect of our accounts receivable:

Term of Outstanding Accounts Receivable	Percentage of Account Receivable Included in Allowance for Doubtful Accounts
1-30 days	0.0%
31-90 days	7.5%
91-180 days	15.0%
181-360 days	30.0%
1-2 years	60.0%
2-3 years	100.0%
Over 3 years	100.0%

Item 9A(T).  Controls and Procedures, page 30

(a) Evaluation of Disclosure Controls and Procedures, page 30

9.
We note your statement that “…controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.”  Please tell us and in future filings revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures were made at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Sutor Response:  The Company duly notes the Staff’s Comment #9 above and the SEC’s position in SEC Release No. 33-8238.

The Company will disclose in future filings that controls and procedures were designed to provide reasonable assurance of achieving their objectives and that the conclusions of our principal executive officer and principal financial officer regarding the effectiveness of our disclosure controls and procedures were made at that reasonable assurance level.

In future filings, the Company will include, if true, a statement to the effect stated in Comment #9 above, consistent with Section 11.F.4 of SEC Release No. 33-8238.  If, on the other hand, such statement cannot be made, the Company will delete the reference to the level of assurance in respect of its disclosure controls and procedures.

10.
We note the conclusion that your disclosure controls and procedures were not effective  “to satisfy the objectives for which they are intended.”  In future filings, please remove this statement, as it inappropriately qualifies the conclusion as to whether the disclosure controls and procedures are effective.

Sutor Response:  We will remove the language identified in the Staff’s comment above in all future filings.

(b) Management’s annual report on internal control over financial reporting, page 31

11.
In future filings, please provide a statement identifying the framework used by management to evaluate effectiveness of your internal controls over financial reporting as required by Item 308(a)(2) of Regulation S-K.

Sutor Response: As we disclosed in the second full paragraph under Item 9A(T)(b), management, together with the outside consultant, conducted the evolution of our internal control over financial reporting as of June 30, 2008 based on the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

12.
We note that you have disclosed a material weakness in your internal control over financial reporting.  However, you have not disclosed management’s conclusion as to whether you internal control over financial is effective.  Please tell us, and in future filings disclose, management’s conclusion.  Refer to Item 308T(a)(3) of Regulation S-K.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Sutor Response:  Management concluded that our internal control over financial reporting as of June 30, 2008 was not effective, based on the criteria established by the Committee Of Sponsoring Organizations of the Treadway Commission because of the following control deficiencies: (i) the absence of a financial reporting manager or other specialist employed by the Company on a full-time basis who is experienced in application of U.S. generally accepted accounting principles (“U.S. GAAP”), and (ii) weakness relating to the Company’s ability to correctly make necessary adjustments to its financial statements in accordance with U.S. GAAP in order to avoid the need for further adjustments.

The Company has recently hired an individual who has a background in accounting under U.S. GAAP in an effort to establish effective internal control over financial reporting.

In future filings, the Company will include management’s conclusion as to the effectiveness of the Company’s internal control over financial reporting as of the applicable date. If, when future filings are made, the foregoing weaknesses persist or another weakness is identified, the Company will clearly express management’s conclusion that a material weakness in internal controls over financial reporting exists and provide in detail the nature and reasons for such a conclusion.

13.
We note the disclosure regarding the material weakness indicates that you had to make material audit adjustments.  This disclosure does not identify the control deficiency, but rather merely identifies the adjustments resulting from the control deficiency.  Please tell us, and in future filings disclosure, the control deficiency.

Sutor Response:  As noted above in our response to Comment #12, the control deficiency that gave rise to the material audit adjustments was mainly the fact that our internal accounting staff lacks familiarity and substantial expertise in U.S. GAAP accounting.  The material audit adjustments resulted from the difference between Chinese generally accepted accounting principles and U.S. GAAP.  As also noted above, the Company hired an individual who has a background in U.S. GAAP. In future filings, we will clearly disclose any control deficiencies identified by management.

14.
Please tell us, and in future filings describe in greater detail, the audit adjustments you made and their impact on your financial statements.  In this regard, we note that you indicate that you had to make material audit adjustments, but you also indicate that these material adjustments had no material impact on your financial statements.

Sutor Response: Material audit adjustments were made to reclassify related party revenues, related party notes payable, related party selling expenses and construction in progress, to record audit adjustments from the prior year, to record unrecorded liabilities and to adjust the allowance account for advances to supplies.  The audit adjustments were material to the financial statements.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Future filings will disclose details of material audit adjustments and their impact on our financial statements, to the extent any such adjustments will have been made in the applicable periods.

(c) Changes in internal control over financial reporting, page 32

15.
We note your disclosure that “[e]xcept as described above, there were no changes in our internal control over financial reporting during the fourth quarter of our fiscal year ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.”  Please tell us, and in future filings revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Sutor Response:  There were no changes in our internal control over financial reporting during the fourth quarter of our fiscal year ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

In future filings, we will state clearly whether there have been changes in our internal control over financial reporting that occurred during the applicable quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting, including, if applicable, providing updates regarding the Company’s past remedial efforts and any anticipated actions that will be taken to correct any deficiencies. Please see our response to Comment #30.

Item 10.  Directors, Executive Officers and Corporate Governance, page 32

16.
The biographical sketch for Mr. Xinchuang Li should specially indicate his business experience for at least the past five years as required by Item 401(c) of Regulation S-K.  In future filings, please revise accordingly.

Sutor Response:  Set forth below is biographical information regarding our new director, Mr. Xinchuang Li.  In our future filings, we will include biographical information for our directors and executive officers in compliance with Item 401(c) of Regulation S-K.

Xinchuang Li.  Mr. Li became our director in February 2008.  Since 2008 Mr. Li has served as the Executive Director of China Metallurgical Industry Planning & Research Institute (CMIPRI) in Beijing.  From 2002 to 2008, Mr. Li served as the Vice Director and Chief Engineer of CMIPRI.  From 1998 to 2002, Mr. Li served as the Vice-Chief Engineer of CMIPRI.  Mr. Li has significant experience in the operations of companies engaged in steel production with a particular focus and specialization in the operations, planning and strategic focus of companies operating in the Chinese steel industry.  Mr. Li holds a Master’s degree in Business Administration from Fordham University and Beijing University.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Limitation of Liability and Indemnification of Officers and Directors, page 36

17.	In future filings, please disclosure the material terms of the indemnification agreements with each of your independent directors.

Sutor Response:  We will revise the section regarding “Limitation of Liability and Indemnification of Officers and Directors” in each of our future filings to include the brief description of the terms of the indemnification agreements with our independent directors as set forth in the supplementary material in a manner substantially similar to the paragraph below:

Additionally, on February 4, 2008, we entered into Indemnification Agreements with each of Messrs. Mudd, Shao and Li, our independent directors.  Under the terms of these Indemnification Agreements, the Company agreed to indemnify the independent directors against expenses, judgments, fines, penalties or other amounts actually and reasonably incurred by the independent directors in connection with any proceeding if the independent director acted in good faith and in the best interests of the Company as permitted under applicable state law.

Item 13.  Certain Relationships and Related Party Transactions and Director Independence, page 38

18.
We note that you reference the disclosure contained in the financial statement notes for a more complete description of certain of your related party transactions.  In future filings, please disclose the information required by Item 404 of Regulation S-K in this section.

Sutor Response:  We will ensure that all information required by Item 404 of Regulation S-K is properly disclosed under the proper item within the body of our future filings as opposed to referencing disclosures contained in the notes to the financial statements filed therewith.

19.	In future filings, please provide a more detailed description of each related party transaction, including its purpose, and quantify the extent of the company’s transactions with each related party.

Sutor Response:  We will ensure that our future filings provide more detailed descriptions of each of our related party transactions, including disclosures regarding the purpose of the transaction and the aggregate extent of the Company’s transactions with each related party.

20.	We note the related party transaction discussed in the fourth bullet point. In future filings, please disclose the purpose of the $7.1 million loan to the company from Ms. Chen.

Sutor Response:  The proceeds of the $7.1 million loan from Ms. Chen to the Company are being used for working capital purposes.  For so long as this loan or any other loan from Ms. Chen remains outstanding, we will disclosure the purposes of such loan(s) in our future filings.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

21.
We note the related party transaction discussed in the fifth bullet point.  In future filings, please disclose any consideration paid by your company to Shanghai Huaye and its affiliates for their guarantees of the company’s notes payable.

Sutor Response:  We did not pay any stated or unstated consideration to Shanghai Huaye or its affiliates for their guarantees of our notes payable. In China, it is common for companies to agree, for no consideration, to guarantee the indebtedness of their affiliates. In future filings we will disclose the consideration, if any, paid by the Company to Shanghai Huaye for the guarantees of the Company’s notes payable required to be disclosed in such filing.

There is no written agreement between Sutor and Shanghai Huaye relating to the guarantee arrangement.

22.
Please be advised that all agreements with related parties must be filed as exhibits to the Form 10-K.  For example, any agreements relating to the loan discussed in the fourth bullet point should be filed as exhibits.  Please confirm that all agreements relating to the transactions discussed in this section are filed as exhibits to the Form 10-K.

Sutor Response:  We acknowledge that the agreement regarding the December 20, 2007 loan, in the amount of $7.1 million, from Ms. Chen to the Company was inadvertently omitted from the Form 10-K; it was filed previously as Exhibit 10.23 to the Company’s Registration Statement on Form S-1 filed with the Commission on January 28, 2008, and thereafter incorporated by reference as Exhibit 10.1 to the Company’s periodic report on Form 10-Q for the quarter ended December 31, 2007.  We will incorporate this agreement by reference into our future annual reports on Form 10-K.

The Company hereby confirms that, with the exception of the foregoing agreement with Ms. Chen, all agreements with related parties, which were required to be filed or incorporated by reference into the Form 10-K for the fiscal year ended June 30, 2008, were filed or incorporated by reference into that Form 10-K.

Item 15.  Exhibits, Financial Statements, Schedules, page 39

23.
We note that you incorporate by reference several exhibits from a Form 8-K filed on February 2, 2007.  It appears several of these exhibits are incorrectly dated, including Exhibits 10.5 through 10.8 and 10.10 through 10.14.  In this regard, we note that these exhibits are dated as of dates after the date of the Form 8-K filing.  In future filings, please revise accordingly.

Sutor Response:  We will revise our future filings to correctly state that each of Exhibits 10.5, 10.6, 10.7, 10.8, 10.10, 10.11, 10.12, 10.13 and 10.14 were executed in 2006 rather than 2007.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

24.
We note that you entered into two agreements with each of your independent directors, an independent director’s contract and an indemnification agreement, as disclosed in a  Form 8-K filed on November 8, 2008.  In future filings, please file these agreements as exhibits to your annual report on Form 10-K.

Sutor Response:  We will file, as exhibits to our future filings, the independent director contracts and indemnification agreements entered into with each of our independent directors.

25.
We note that you filed two loan agreements as exhibits to your Form 10-Q for the quarter ended September 30, 2008.  In future filings, please file these agreements as exhibits to your annual report on Form 10-K.

Sutor Response:  We will file, as exhibits to our future annual reports on Form 10-K, as applicable, the loan agreements attached as exhibits 99.1 and 99.2 to our periodic report on Form 10-Q for the quarter ended September 30, 2008.

Form 10-Q for the quarter ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 5 – Notes Payable, page 10

26.
We read that you have certain notes payable to Principal Shareholder where there is no interest rate, but there are specific due dates.  Please clarify for us if this means you are not paying interest on these notes.  If so, please explain your accounting policy for this type of arrangement.

Sutor Response:  We confirm that we do not incur interest on the notes that indicate that there is no interest rate.  We intend to repay the amount of notes to principal shareholder as they mature.  Interest-free loans are common in China and since we will be able to obtain new loans on the same basis we do not impute interest on these loans.

Results of Operations, page 16

27.
We note that your revenue has historically been affected by product demand, sales      volumes, sales price and product mix.  Please enhance your future results of operation discussions to quantify these effects and explain the resulting changes, where practicable.

Sutor Response:   Generally speaking, when product demand, sales volume and the per unit price of our products is at a higher level and when we manage our product mix and offerings effectively to generate more sales of higher margin products, our sales revenues will increase.   In future filings, we will enhance our discussions of our results of operation, particularly the discussion of our sales revenue, to provide more detailed information in this regard.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Liquidity and Capital Resources, page 25

28.
We note that you have recently made a strategic decision to decrease your raw material inventory which significantly impacted your cash flows from operations in the current period.  In future filings, please enhance this discussion to explain your strategies and the expected impact on your liquidity and capital resources.

Sutor Response:  Generally speaking, our strategy is to manage our raw material and inventory levels based on expected demand for our products, maintaining higher raw material and inventory levels when projected demand is higher. As a result of the current global economic crisis, we projected that our sales would be lower and reduced our inventory accordingly. In future filings, to the extent that we will not be disclosing confidential, competitive company business information, we will enhance our disclosure to explain our strategies and the expected impact on our liquidity and capital resources.

Evaluation of Disclosure Controls and Procedures, page 28

29.
In future filings, please ensure that your description of the design of your disclosure controls and procedures and your conclusion as to whether your disclosure controls and procedures are effective covers the entire definition of disclosure controls and procedures set forth in Rule 13a-15 under the Exchange Act.  In this regard, we note the description and conclusion set forth in your Form 10-K for the year ended June 30, 2008.

Sutor Response:  We will ensure, in all future filings, that our description of the design of our disclosure controls and procedures, and our conclusion as to whether our disclosure controls and procedures are effective, covers the entire definition of disclosure controls and procedures set forth in Rule 13a-15 of the Exchange Act.

Change in Internal Control Over Financial Reporting, page 28

30.
We note your disclosure that “[o]ther than described above, no changes in the Company’s internal control over financial reporting occurred during the fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s  internal control over financial reporting.”  Please tell us, and in future filings revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Mr. John Cash
Division of Corporation Finance
May 13, 2009

Sutor Response:

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Since December 31, 2008, the Company has hired an individual with U.S. GAAP experience who the Company believes is knowledgeable about the adjustments that are needed in order to make the Company’s financial statement U.S. GAAP compliant. Furthermore, the Company’s management, under the supervision of the Audit Committee, has undertaken to prepare annual budgets for the Company. Management prepares a budget quarterly, based on prevailing and anticipated utilization, production capacity and market prices for our products and substitutes of our products, and submits each budget to the Audit Committee for review and approval.

In view of the above remedial efforts taken by us since December 31, 2008, we will disclose in our filing for the quarter ended March 31, 2009, that there have been changes in our internal control over financial reporting  in that quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.  In addition, we will state these remedial efforts and provide any update on these efforts.

Item 6.  Exhibits, page 29

31.
We note that a related party made loans to your company in the first and second quarters of fiscal 2009 in the amounts of $4.96 million and $179,996, respectively.  In this regard, we note the disclosure in note 6 to your quarterly financial statements.  In future filings, please ensure that any agreements relating to these loans are filed as exhibits to your annual report on Form 10-K.

Sutor Response:  We will include all agreements relating to these loans as exhibits to our annual report on Form 10-K for the year ended June 30, 2009.

*****

Mr. John Cash
Division of Corporation Finance
May 13, 2009

In connection with this response letter, I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or any other matters, please contact the undersigned at (+86) 512-52680988 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (202) 663-8233.

Sincerely,

SUTOR TECHNOLOGY GROUP LIMITED

By:	/s/ Yongfei Jiang
Yongfei Jiang
Chief Financial Officer